Mail Stop 4720

September 10, 2009

By U.S. Mail and Facsimile to (315) 445-7347

Scott Kingsley
Treasurer and Chief Financial Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214-1883

      Re: **Community Bank System, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              File No. 001-13695

Dear Mr. Kingsley:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

              Sincerely,

              Christian Windsor
              Special Counsel